Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation/Organization	Holder of Outstanding Stock
The Peoples Bank & Trust Company	Mississippi	The Peoples Holding Company

The Peoples Insurance Agency, Inc.	Mississippi	The Peoples Bank & Trust Company

Primeco, Inc.	Delaware	The Peoples Bank & Trust Company

PHC Statutory Trust I	Connecticut	The Peoples Holding Company

Peoples Merger Corporation	Tennessee	The Peoples Holding Company